Exhibit 10.1
Fastenal Company
Bonus Program for Executive Officers
Quarterly Incentives
Our executive officers are eligible for cash incentives through individual bonus arrangements based on improvements in the overall financial performance of the company and/or their respective areas of responsibility. The bonus arrangements provide our executive officers with the opportunity to earn a cash bonus for each quarter during a year when we increase our earnings above a predetermined minimum target.
The cash bonuses for all of our named executive officers other than our chief financial officer are based on growth in pre-tax earnings of the company and/or the officer's area of responsibility. The compensation committee selected pre-tax earnings as the appropriate metric for calculating cash bonuses for those officers because of the committee's belief that the focus of the named executive officers should be on profitability, which is the primary driver of shareholder value. The cash bonuses for our chief financial officer are based on growth in company-wide net earnings because his responsibilities allow him to affect our entire financial position including our tax position.
The compensation committee believes that no named executive officer should earn a cash bonus for a quarter unless financial performance has improved and therefore sets minimum targets for each quarter that are equal to the earnings achieved for the same quarter in the prior year. The compensation committee requires growth in earnings before any bonuses can be earned due to its belief that growth is achievable with superior effort and will generate the cash necessary to expand the company's operations in accordance with our business plans and increase shareholder value.
The payout percentage used to calculate the amount of each named executive officer's quarterly cash bonus reflects the officer's track record in his current position (i.e., newly promoted executives historically have had to prove themselves in their new positions before earning higher payout percentages) and relative ability to impact profitability.
We do not believe it is necessary for payouts under our executive cash incentive program to be capped, as cash bonus payments to our named executive officers are tied directly to our financial performance so that they increase only if and to the extent the company's profitability grows. We do not base the cash incentives paid to our executive officers on multiple metrics since we believe the current design of our executive bonus arrangements, along with our other controls, adequately mitigates risk and since the use of multiple metrics would not be in furtherance of our goal of keeping our compensation programs simple, understandable, and transparent, and would risk keeping our executives focused on things other than profitability, thereby depriving them of the clear feedback and motivation necessary to improve our bottom line.
From time to time, our compensation committee has awarded discretionary bonuses to our executive officers to recognize extraordinary efforts. In 2018, Mr. Lewis received modest discretionary bonuses to recognize his efforts and that of his team to realize one-time tax benefits available to Fastenal related to accelerated depreciation, which were attractive due to the lower tax rate approved in the Tax Act.
2018 Incentive Program
The bonus arrangements for our named executive officers for 2018 were approved by our compensation committee at its last meeting in 2017. Consistent with prior years, the bonuses for 2018 were based on growth in pre-tax earnings or net earnings of the company and/or the officer's area of responsibility. The bonuses for each quarter were determined by applying a payout percentage to the amount by which pre-tax earnings or net earnings exceeded 100% of pre-tax earnings or net earnings for the same quarter in 2017. The compensation committee determined that the bonus formulas for each of the named executive officers for 2018 would remain unchanged from 2017, except that Ms. Wisecup's payout percentage was increased in recognition of her expanding responsibilities as Senior Executive Vice President - Human Resources. The committee otherwise maintained bonus arrangements consistent with 2017 because the committee believes those arrangements are reasonable and reflective of our business model and culture.
The 2018 cash incentive program described above applied to all of our named executive officers. The specific bonus opportunities for our named executive officers are summarized in the table below. Each named executive officer's cash bonus for each quarter during 2018 was determined by applying the payout percentage listed opposite his or her name below to the amount by which pre-tax earnings or adjusted net earnings of the company and/or the officer's area of responsibility for that quarter exceeded 100% of such earnings in the same quarter of 2017 (the 'minimum target').

Exhibit 10.1 (Continued)

Name	Earnings Type	Payout Percentage
Mr. Florness	Company-wide pre-tax earnings	1.25%
Mr. Lewis	Company-wide net earnings (as adjusted to exclude impacts of the Tax Act)	0.90%
Mr. Owen	Company-wide pre-tax earnings	0.80%
Mr. Watts (1)	Pre-tax earnings	2.40% / 0.35%
Ms. Wisecup	Pre-tax earnings	0.65%

(1)
The bonuses for Mr. Watts were based on growth in U.S. dollar equivalent pre-tax earnings for the geographic areas under his leadership (which are all areas outside of the United States), with the payout percentage applied to that growth of 2.40%, as well as growth in company pre-tax earnings, with the payout percentage applied to that growth of 0.35%.

The following table sets out, for each quarter in 2018, our actual and minimum target pre-tax earnings and actual and adjusted net earnings on a company-wide basis for that quarter, in each case rounded to the nearest thousand. (As indicated above, the 'minimum target' amount in 2018 was 100% of such earnings in the same quarter of 2017.)

2018	Actual Pre-tax Earnings	Minimum Target Pre-tax Earnings	Actual Net Earnings	Adjusted Net Earnings (1)	Minimum Target Net Earnings
First quarter	$231,873,000	210,893,000	174,303,000	147,000,000	134,159,000
Second quarter	265,961,000	235,366,000	211,241,000	168,700,000	148,917,000
Third quarter	259,480,000	225,992,000	197,644,000	164,300,000	143,103,000
Fourth quarter	229,703,000	200,830,000	168,698,000	145,400,000	152,422,000	(2)

(1)
Net earnings for 2018 were modified to exclude the estimated unanticipated positive impact of the Tax Act for purposes of calculating Mr. Lewis' bonus. Mr. Lewis' quarterly bonuses for 2018 were calculated on the adjusted net earnings set forth in the column above (excluding the estimated impacts of the Tax Act).

(2)
Because the Tax Act was enacted during the fourth quarter of 2017, the minimum target for this period included approximately $24.4 million of discrete tax items due to the Tax Act. Mr. Lewis' bonus for the fourth quarter of 2018 was calculated based on a minimum target that reflected pro forma net earnings of $128.1 million (without giving effect to these discrete tax items due to the Tax Act).

During 2018, the approximate percentage of the actual and minimum target pre-tax earnings of the company attributable to our operations in the geographic area outside the United States (under Mr. Watts' leadership) was 11%.
2019 Incentive Program
The bonus arrangements for our named executive officers for 2019 were approved by our compensation committee at its last meeting in 2018. Consistent with prior years, the bonuses for 2019 will be based on growth in pre-tax earnings or net earnings of the company and/or the officer's area of responsibility. The bonuses for each quarter will be determined by applying a payout percentage to the amount by which pre-tax earnings or net earnings exceeded 100% of pre-tax earnings or net earnings for the same quarter in 2018. The compensation committee determined that the bonus formulas for each of the named executive officers for 2019 will remain unchanged from 2018, except that Mr. Owen's bonus percentage was increased due to changes in his responsibilities. While the compensation committee otherwise maintained the bonus formulas for each other named executive officer consistent with 2018, it approved a supplemental bonus program for 2019 for each named executive officer other than Mr. Florness. The supplemental bonus program, known as the ROA (Return on Assets) Plan, is intended to encourage better management of accounts receivable, inventory, and vehicles and will provide cash incentive amounts on a quarterly basis for asset management improvement over the same quarter in the prior fiscal year.